Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

<u>Post 1</u>

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For the first time ever at Yieldstreet, diversify your portfolio away from the stock market with as little as $500. Invest like the top 1% with an investment in the Yieldstreet Prism Fund today.

IMAGES


$500
Investment minimums this low can't last forever.


Yieldstreet
Prism Fund


Announcin our lowest
investment minimum yet


$1000


Now you can invest in the
Yieldstreet Prism Fund with just
$500
until August 31, 2021


Exclusively available at
YieldstreetPrismFund.com

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprism-fund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

Quarterly distribution: to date, three distributions of $0.175 per share (June, September and December of 2020) and one distribution of $0.20 (March 2021) have been made. It reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

No offers will be made to or accepted from investors residing in or located in NE or ND at this time.

This video has been prepared solely for discussion purposes and is being furnished by Yieldstreet to you ("Recipient"). Acceptance of this video constitutes an agreement by Recipient to be bound by the terms of this notice.

The distribution of this video, or the making of any other statement (oral or otherwise) at any time in connection herewith, does not oblige Yieldstreet to enter into any relationship or transaction with Recipient, nor does it constitute or form part of, and should not be construed as, any offer for sale or subscription of, or any invitation to offer to buy or subscribe for, or recommendation to acquire or dispose of, any securities or instruments or to enter into any transaction.

The parties recognize that neither party shall have any liability or obligation to the other as a result of this video.

This video has been prepared by Yieldstreet using sources believed by it to be reliable and accurate, but Yieldstreet makes no express or implied representations as to any matter or to the accuracy or completeness of any statements made herein or made at any time orally or otherwise in connection herewith and all liability (in negligence or otherwise) in respect of any such matters or statements is expressly excluded, except only in the case of fraud or willful default. Actual events are difficult to predict and may differ from those assumed. Any assumptions, projections or other estimates of returns or performance set forth in this video should not be construed to be indicative of any actual final transaction or any returns or performance. Any forecasts contained herein are for illustrative purposes only. They are not to be relied upon as advice or interpreted as a recommendation. Past performance is not indicative of future results.

The views and opinions expressed by the individuals presenting herein are their own and do not necessarily reflect the views and opinions of Yieldstreet, its affiliates or its personnel. Any such views and opinions are subject to change without notice due to changing: market and/or economic conditions; regulatory, legal and/or tax requirements; and/or global health-related considerations.

The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purpose of the Investment Company Act of 1940, as amended ("40-Act"), and is therefore not a 40-Act "diversified" product.

Post 2

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Investment minimums this low can't last forever. You have until August 31, 2021, to invest like the top 1% with a $500 minimum investment in the Yieldstreet Prism Fund.

IMAGES



$500
Investment minimums this low can't last forever.



Yieldstreet
Prism Fund



Announcing our lowest investment minimum yet



$1000



Now you can invest in the Yieldstreet Prism Fund with just
$500
until August 31, 2021



Exclusively available at
YieldstreetPrismFund.com

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprism-fund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

Quarterly distribution: to date, three distributions of $0.175 per share (June, September and December of 2020) and one distribution of $0.20 (March 2021) have been made. It reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

No offers will be made to or accepted from investors residing in or located in NE or ND at this time.

This video has been prepared solely for discussion purposes and is being furnished by Yieldstreet to you ("Recipient"). Acceptance of this video constitutes an agreement by Recipient to be bound by the terms of this notice.

The distribution of this video, or the making of any other statement (oral or otherwise) at any time in connection herewith, does not oblige Yieldstreet to enter into any relationship or transaction with Recipient, nor does it constitute or form part of, and should not be construed as, any offer for sale or subscription of, or any invitation to offer to buy or subscribe for, or recommendation to acquire or dispose of, any securities or instruments or to enter into any transaction.

The parties recognize that neither party shall have any liability or obligation to the other as a result of this video.

This video has been prepared by Yieldstreet using sources believed by it to be reliable and accurate, but Yieldstreet makes no express or implied representations as to any matter or to the accuracy or completeness of any statements made herein or made at any time orally or otherwise in connection herewith and all liability (in negligence or otherwise) in respect of any such matters or statements is expressly excluded, except only in the case of fraud or willful default. Actual events are difficult to predict and may differ from those assumed. Any assumptions, projections or other estimates of returns or performance set forth in this video should not be construed to be indicative of any actual final transaction or any returns or performance. Any forecasts contained herein are for illustrative purposes only. They are not to be relied upon as advice or interpreted as a recommendation. Past performance is not indicative of future results.

The views and opinions expressed by the individuals presenting herein are their own and do not necessarily reflect the views and opinions of Yieldstreet, its affiliates or its personnel. Any such views and opinions are subject to change without notice due to changing: market and/or economic conditions; regulatory, legal and/or tax requirements; and/or global health-related considerations.

The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purpose of the Investment Company Act of 1940, as amended ("40-Act"), and is therefore not a 40-Act "diversified" product.